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                                                                    EXHIBIT 20.1

                      [REDBACK NETWORKS INC. Letterhead]



                                 June 14, 2001



To Our Stockholders:

          The Board of Directors of Redback Networks Inc. has approved a Stockholder Rights Plan that is intended to protect your interests in the event you and the Company are confronted with coercive takeover tactics. Attached is a summary description that outlines the principal features of the Plan, and we urge you to read the summary carefully.

          The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including through an accumulation of Common Stock in the open market, a partial, two-tier or inadequate tender offer that does not treat all stockholders equally and other takeover tactics which the Board of Directors believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. We consider these Rights to be a valuable means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

          The Rights are not intended to prevent a takeover of the Company and will not do so. They are designed to deal with the possibility of unilateral actions by hostile acquirors that could deprive the Board of Directors and the stockholders their ability to determine the destiny of the Company and obtain the highest price for their Common Stock.

          Adoption of the Plan should not by itself affect any prospective acquiror who is willing to make an all-cash offer at a full and fair price or who is willing to negotiate with the Board of Directors. The Plan certainly will not interfere with a merger or other business combination transaction approved by the Board of Directors prior to someone acquiring 15% or more of the Common Stock.

          Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and is not taxable to the Company or you. Stockholders may, under certain circumstances, recognize taxable income if the Rights become exercisable.
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          Our overriding objective is to continue building value for Redback
Networks Inc. stockholders, and we feel that the Plan will assist in that effort.

                                    Sincerely,


                                    ______________________
                                    Name:
                                    Title: